Term sheet No. 1563BG/A† To product supplement BG dated March 18, 2011, prospectus supplement dated September 29, 2009, and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated June 29, 2012; Rule 433
Deutsche Bank AG, London Branch
$           Autocallable Securities Linked to the United States Oil Fund, LP due July 9*, 2015
General
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The securities are linked to the performance of the United States Oil Fund, LP (the “Fund”). If the Closing Price of the Fund on any quarterly Call Date (beginning after one year, including the Final Valuation Date) is greater than or equal to the Initial Price, the Issuer will automatically call the securities and pay you a Redemption Amount in cash per $1,000 Face Amount of securities equal to $1,000 multiplied by the applicable Call Return based on a rate of between 2.65% and 3.05% per quarter (to be determined on the Trade Date). The securities do not pay coupons or dividends and investors should be willing to lose up to 100% of their investment if the securities are not automatically called and the Fund declines by more than 20.00%. Any payment on the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on or about July 9*, 2015
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000
•	The securities are expected to price on or about July 3*, 2012 (the “Trade Date”) and are expected to settle on or about July 9*, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Fund:	United States Oil Fund, LP (Ticker: USO)
Automatic Call:
If the Closing Price of the Fund on any quarterly Call Date (beginning after one year, including the Final Valuation Date) is greater than or equal to the Initial Price, the securities will be automatically called by the Issuer.

Redemption Amount upon Automatic Call:
If the securities are automatically called, you will be entitled to receive a Redemption Amount in cash per $1,000 Face Amount of securities equal to $1,000 multiplied by the Call Return for the applicable Call Date payable on the corresponding Call Settlement Date. The Call Return reflects a rate of between 2.65% and 3.05% per quarter (to be determined on the Trade Date). The Call Date, Call Return and Redemption Amount applicable to each Call Settlement Date are set forth in the table below.

Call Date††	Call Settlement Date††	Call Return	Redemption Amount (per $1,000 Face Amount of securities)
July 10*, 2013	July 15*, 2013	110.60% - 112.20%	$1,106.00 - $1,122.00
October 3*, 2013	October 8*, 2013	113.25% - 115.25%	$1,132.50 – $1,152.50
January 3*, 2014	January 8*, 2014	115.90% - 118.30%	$1,159.00 - $1,183.00
April 3*, 2014	April 8*, 2014	118.55% - 121.35%	$1,185.50 - $1,213.50
July 3*, 2014	July 9*, 2014	121.20% - 124.40%	$1,212.00 - $1,244.00
October 3*, 2014	October 8*, 2014	123.85% - 127.45%	$1,238.50 - $1,274.50
January 5*, 2015	January 8*, 2015	126.50% - 130.50%	$1,265.00 - $1,305.00
April 6*, 2015	April 9*, 2015	129.15% - 133.55%	$1,291.50 - $1,335.50
July 6*, 2015 (Final Valuation Date)	July 9*, 2015 (Maturity Date)	131.80% - 136.60%	$1,318.00 - $1,366.00

Buffer Amount:	20.00%
Downside Factor:	1.25
(Key Terms continued on next page)
†This amended and restated term sheet amends and restates term sheet No. 1563BG in its entirety. We refer to this amended and restated term sheet as “term sheet.”
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Discounts and Commissions(1)	Min. Proceeds to Us
Per Security	$1,000.00	$2.50	$997.50
Total	$	$	$
(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $2.50 per $1,000 Face Amount of securities.
The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

June 29, 2012

(Key Terms continued from previous page)
Payment at Maturity (if securities not called):	If the securities are not automatically called, the Payment at Maturity on the securities will be calculated as follows:

If the Final Price is less than the Initial Price by not more than the Buffer Amount of 20.00%, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of securities.

If the Final Price is less than the Initial Price by more than the Buffer Amount of 20.00%, you will lose 1.25% of the Face Amount of your securities for every 1.00% that the Final Price is less than the Initial Price by more than 20.00%, and you will be entitled to receive a cash payment per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (Fund Return + Buffer Amount) x Downside Factor]

If the securities are not automatically called, and the Fund Return is less than -20.00%, you will lose some or all of your investment in the securities.
Fund Return:	The performance of the Fund from the Initial Price to the Final Price, calculated as follows:
Final Price – Initial Price
Initial Price
Initial Price:	The Closing Price on the Trade Date
Final Price:	The Closing Price on the Final Valuation Date
Closing Price:	The closing price of one share of the Fund on the relevant date of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Fund
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Fund. See “Description of Securities – Anti-dilution Adjustments for Funds” in the accompanying product supplement
Trade Date:	July 3*, 2012
Final Valuation Date††:	July 6*, 2015
Maturity Date††:	July 9*, 2015
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1 KR 1 / US2515A1KR14
*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Call Dates, the Call Settlement Dates, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.
††Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement. In addition to what is provided under "Description of Securities -- Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement, in the event that a Call Date is postponed, the relevant Call Settlement Date will be the third business day after the Call Date as postponed.

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with product supplement BG dated March 18, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement BG dated March 18, 2011:
http://www.sec.gov/Archives/edgar/data/1159508/000119312511070907/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Hypothetical Examples of Amounts Payable on the Securities

The tables and hypothetical examples set forth below are for illustrative purposes only.  The actual returns applicable to a purchaser of the securities will be determined on the Call Dates or on the Final Valuation Date, as applicable. The following results are based solely on the hypothetical example cited below. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing below may have been rounded for ease of analysis.

If the securities are called:

The following table illustrates the hypothetical payments on the securities upon an Automatic Call on each of the Call Dates. The hypothetical Call Returns below reflect a rate of 2.85% per quarter. The actual Call Return will be determined on the Trade Date.

Call Date	Call Settlement Date	Call Return	Redemption Amount (per $1,000 Face Amount of securities)
July 10, 2013	July 15, 2013	111.40%	$1,114.00
October 3, 2013	October 8, 2013	114.25%	$1,142.50
January 3, 2014	January 8, 2014	117.10%	$1,171.00
April 3, 2014	April 8, 2014	119.95%	$1,199.50
July 3, 2014	July 9, 2014	122.80%	$1,228.00
October 3, 2014	October 8, 2014	125.65%	$1,256.50
January 5, 2015	January 8, 2015	128.50%	$1,285.00
April 6, 2015	April 9, 2015	131.35%	$1,313.50
July 6, 2015 (Final Valuation Date)	July 9, 2015 (Maturity Date)	134.20%	$1,342.00

If the securities are not called:

The following table illustrates how the Payments at Maturity per $1,000 Face Amount of securities are calculated if the securities are not subject to an Automatic Call, and assumes an Initial Price of $30.00 and reflects the Buffer Amount of 20.00%. The actual Initial Price will be determined on the Trade Date.

Final Price	Fund Return	Payment at Maturity	Return on the Securities
$48.00	60.00%	N/A	N/A
$42.00	40.00%	N/A	N/A
$36.00	20.00%	N/A	N/A
$30.00	0.00%	N/A	N/A
$27.00	-10.00%	$1,000.00	0%
$25.50	-15.00%	$1,000.00	0%
$24.00	-20.00%	$1,000.00	0%
$22.50	-25.00%	$937.50	-6.25%
$21.00	-30.00%	$875.00	-12.50%
$18.00	-40.00%	$750.00	-25.00%
$15.00	-50.00%	$625.00	-37.50%
$12.00	-60.00%	$500.00	-50.00%
$9.00	-70.00%	$375.00	-62.50%
$6.00	-80.00%	$250.00	-75.00%
$3.00	-90.00%	$125.00	-87.50%
$0.00	-100.00%	$0.00	-100.00%

The following examples illustrate how the Payment at Maturity or Redemption Amount upon an Automatic Call set forth in the two tables above are calculated.

Example 1: The Closing Price of the Fund increases 10.00% from the Initial Price of $30.00 to $33.00 on the first Call Date. Because the Closing Price on the first Call Date is greater than or equal to the Initial Price, the securities are automatically called, and the investor will receive a cash payment of $1,114.00 per $1,000 Face Amount of securities on the Call Settlement Date, calculated as follows:

$1,000 x 111.40% = $1,114.00

Example 2: The securities have not been automatically called prior to the Final Valuation Date and the Closing Price of the Fund increases 10.00% from the Initial Price of $30.00 to the Final Price of $33.00. Because the last Call Date is scheduled to be the Final Valuation Date and the Final Price is greater than or equal to the Initial Price, the securities are automatically called, and the investor will receive a cash payment of $1,342.00 per $1,000 Face Amount of securities on the Call Settlement Date, calculated as follows:

$1,000 x 134.20% = $1,342.00

Example 3: The securities are not automatically called prior to the Final Valuation Date and the Closing Price of the Fund decreases 10.00% from the Initial Price of $30.00 to a Final Price of $27.00. Because the Final Price of $27.00 is less than the Initial Price by not more than the Buffer Amount of 20.00%, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of securities.

Example 4: The securities are not automatically called and the Closing Price of the Fund decreases 30.00% from the Initial Price of $30.00 to a Final Price of $21.00. Because the Final Price of $21.00 is less than the Initial Price by more than the Buffer Amount of 20.00%, the investor is entitled to receive a Payment at Maturity of $875.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (-30.00% + 20.00%) x 1.25] = $875.00

 Selected Purchase Considerations

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FIXED APPRECIATION POTENTIAL IF THE SECURITIES ARE AUTOMATICALLY CALLED, AND LIMITED PROTECTION AGAINST LOSS — The securities are designed for investors who believe that the Closing Price will not decrease over the term of the securities, and who are willing to risk losing up to 100% of their initial investment if the securities are not automatically called and the Closing Price has declined by more than 20.00%, as compared to the Initial Price, on the Final Valuation Date.  If the securities are automatically called, you will receive a positive return reflecting the Call Return for the applicable Call Date. If the securities are not automatically called and the Fund Return is equal to or greater than -20.00%, you will receive your initial investment at maturity. If the Fund Return is less than -20.00%, you will lose an amount equal to 1.25% of the Face Amount of your securities for every 1% that the Final Price is less than the Initial Price in excess of the 20.00% Buffer Amount. For example, a Fund Return of -30.00% will result in a 12.50% loss on your initial investment. In these circumstances, you could lose up to 100.00% of your investment. You will lose some or all of your investment if the securities are not automatically called and the Closing Price has declined by more than 20.00%, as compared to the Initial Price, on the Final Valuation Date. Because the securities are our senior unsecured obligations, payment of any amount on the securities maturity or upon an Automatic Call is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the securities is three years, the securities will be called if the Closing Price is greater than or equal to the Initial Price on any quarterly Call Date (beginning after one year, including the Final Valuation Date), and you will be entitled to a return on the securities on the applicable Call Settlement Date of between 2.65% and 3.05% per quarter (to be determined on the Trade Date).

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RETURN LINKED TO THE PERFORMANCE OF THE UNITED STATES OIL FUND, LP — The return on the securities, which may be positive, zero or negative, is linked to the performance of the United States Oil Fund, LP. The Fund is a commodity pool that issues units that may be purchased and sold on NYSE Arca, Inc. under the ticker symbol “USO.” The Fund is designed to track the movements of West Texas Intermediate (“WTI”) light, sweet crude oil. The investment objective of the Fund is for the daily changes in percentage terms of its units’ net asset value to reflect the daily changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the changes in the price of the futures contract for light, sweet crude oil traded on the New York Mercantile Exchange (the “Benchmark Oil Futures Contract”) that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contract that is the next month contract to expire, less the Fund’s expenses. The Fund seeks to achieve its investment objective by investing in a mix of oil futures contracts and other oil interests such that changes in the Fund’s net asset value will closely track the changes in the price of the Benchmark Oil Futures Contract.

For more information on the Fund, please see the information set forth under “United States Oil Fund, LP” in this term sheet.

•	TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the securities will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity or disposition of your securities (including a call), and (ii) your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. The Internal Revenue Service (the “IRS”) or a court may not agree with this treatment, however, in which case the timing and character of income or loss on your securities could be materially and adversely affected.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. The notice focuses in particular on whether holders of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the securities.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Fund. If the securities are not automatically called, your investment will be exposed on a leveraged basis of 1.25% for each 1.00% that the Final Price is less than the Initial Price in excess of the 20.00% Buffer Amount. Accordingly, you may lose up to 100.00% of your initial investment if the Final Price is less than the Initial Price by more than 20.00%.

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YOUR APPRECIATION POTENTIAL IS LIMITED TO THE CALL RETURN —The appreciation potential of the securities is limited to the specified Call Return on the relevant Call Date, regardless of the performance of the Fund. In addition, since the securities could be called as early as the first Call Date, the term of your investment could be short, and your return on the securities would be less than if the securities were called at a later date.  Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the securities at a comparable return for a similar level of risk. If the securities are not automatically called, you will realize no positive return on the securities, and you may lose up to 100% of your initial investment if the Final Price is less than the Initial Price by more than 20.00%.

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REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

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NO COUPON OR SHAREHOLDER RIGHTS — As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or other rights that holders of the shares of the Fund would have.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any payment upon an Automatic Call or Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the payment due on a Call Settlement Date or on the Maturity Date owed to you under the terms of the securities.

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THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Fund. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

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INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE FUND — The return on your securities will probably not reflect the return you would realize if you directly invested in the Fund.  You will not participate in any upside performance of the Fund.

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IF THE PRICE OF THE FUND CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the Fund. Changes in the market price of the Fund may not result in a comparable change in the value of your securities.

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FLUCTUATION OF NAV — The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s securities holdings. The market prices of the Fund may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of the Fund may differ from its NAV per share; the Fund may trade at, above or below its NAV per share.

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ADJUSTMENTS TO THE FUND COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES — United States Commodity Funds, LLC (the “General Partner”) is the investment advisor to the Fund, which seeks investment results that track movements in the spot price of WTI light, sweet crude oil delivered to Cushing, Oklahoma, less the Fund’s expenses. Pursuant to its investment strategy or otherwise, the General Partner may add, delete, or substitute the Oil Interests underlying the Fund. Any of these actions could cause or contribute to large movements in the prices of the Oil Interests held by the Fund, which could cause the Final Price to be less than the Initial Price in excess of the 20.00% Buffer Amount, in which case you will lose some or all of your initial investment.

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THE PERFORMANCE OF THE FUND MAY NOT FULLY REPLICATE THE PERFORMANCE OF THE PRICE OF LIGHT, SWEET CRUDE OIL — The Fund is designed to track the movements of WTI light, sweet crude oil. The investment objective of the Fund is for the daily changes in percentage terms of its units’ net asset value to reflect the daily changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the changes in the price of the Benchmark Oil Futures Contract, less the Fund’s expenses. The Fund seeks to achieve its investment objective by investing in a mix of oil futures contracts and other oil interests such that changes in the Fund’s net asset value will closely track the changes in the price of the Benchmark Oil Futures Contract.  It is possible that movements in the Closing Price may differ – perhaps significantly – from movements in the spot price of WTI light, sweet crude oil delivered to Cushing, Oklahoma. This could happen if the Closing Price does not correlate closely with the Fund’s net asset value; changes in the Fund’s net asset value do not closely correlate with changes in the price of Benchmark Oil Futures Contract; or changes in the price of the Benchmark Oil Futures Contract do not closely correlate with changes in the cash or spot price of light, sweet crude oil.

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THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund shares are listed for trading on the NYSE Arca, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the Fund’s trading market.  The Fund is subject to management risk, which is the risk that United States Commodity Funds, LLC’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results, which could adversely affect the market price of the shares of the Fund, and consequently, the value of the securities.

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THE PRICE OF CRUDE OIL MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE SECURITIES IN UNFORESEEABLE WAYS — The Closing Price is linked closely to the price of WTI light, sweet crude oil. The price of crude oil is subject to volatile price movements over short periods of time and is generally affected by numerous factors including:

•	demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries;

•	economic conditions that affect the end-use of crude oil as a refined product such as transport fuel, industrial fuel and in-home heating fuel;

•	U.S. government regulations, such as environmental or consumption policies;

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geopolitical events, labor activity and, in particular, direct government intervention such as embargos, supply disruptions in major oil producing regions of the world; production decisions by the Organization of Oil and Petroleum Exporting Countries (OPEC) and other crude oil producers, and cessation of hostilities that may exist in countries producing oil;

•	sudden disruptions in the supply of oil due to war, natural events, accidents or acts of terrorism; and

•	the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

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LACK OF CORRELATION WITH WORLD CRUDE OIL PRICES — WTI light, sweet crude oil has also demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. The price of WTI light, sweet crude oil may be more volatile than world crude oil prices generally.

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THE ABSENCE OF BACKWARDATION OR PRESENCE OF CONTANGO IN THE MARKETS FOR FUTURES CONTRACTS INCLUDED IN THE FUND WILL ADVERSELY AFFECT THE VALUE OF THE SECURITIES— As the futures contracts that underlie the Fund near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in December 2012 may specify a January 2013 expiration. As that contract nears expiration, it may be replaced by selling the January 2013 contract and purchasing the contract expiring in March 2013. This process is referred to as “rolling.” Historically, the prices of some futures contracts have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the January 2013 contract would take place at a price that is higher than the price at which the March 2013 contract is purchased, thereby creating a gain in connection with rolling.  Conversely, "contango" markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors, resulting in a loss in connection with rolling.  The absence of backwardation or presence of contango in the markets for the futures contracts included in the Fund will adversely affect the value of the Fund and, accordingly, decrease the value of your securities.

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SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The Payment at Maturity and Redemption Amount upon Automatic Call on the securities is linked to the price of the Fund, which is designed to closely track the Benchmark Oil Futures Contract and not to a diverse basket of commodities or a broad-based commodity index. The price of the Benchmark Oil Futures Contract may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the Fund which is designed to track the futures contract of a single commodity, they carry greater risk and may be more volatile than securities linked to the prices or futures contracts of multiple commodities or a broad-based commodity index.

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PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries or other countries in which the production of particular commodities may be concentrated; and natural or nuclear disasters. Those events tend to affect commodities prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause commodities prices to fluctuate. These factors may have a greater impact on commodities prices and commodity futures contracts than on more conventional securities and may adversely affect the performance of the Fund and, as a result, the value of the securities. It is possible that lower prices or increased volatility of commodities will adversely affect the performance of the Fund and, as a result, the value of the securities.

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THERE IS NO AFFILIATION BETWEEN THE FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE FUND — We are not affiliated with the Fund or the issuers of the Oil Interests held by the Fund. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the Oil Interests held by the Fund. Nevertheless, neither we nor our affiliates have

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participated in the preparation of, or independently verified, any information about the Oil Interests held by the Fund or any of the issuers of the Oil Interests held by the Fund. You, as an investor in the securities, should make your own investigation into the Oil Interests held by the Fund and the issuers of the Oil Interests held by the Fund. Neither the Fund nor any of the issuers of the Oil Interests held by the Fund are involved in this offering of your securities in any way and none of them has any obligation of any sort with respect to your securities. Neither the Fund nor any of the issuers of the Oil Interests held by the Fund has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your securities.

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PAST PERFORMANCE OF THE FUND IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Fund or the Oil Interests held by the Fund over the life of the securities may bear little relation to the historical prices of the Fund, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Fund.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the Payment at Maturity and Redemption Amount payable upon an Automatic Call described in this term sheet are based on the full Face Amount of your securities, the Issue Price of the securities includes the commissions, discounts and fees, if any, and the expected cost of hedging our obligations under the securities through one or more of our affiliates. The hedging costs also include the projected profit that the Issuer or its affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the Issue Price of the securities includes these commissions and hedging costs may adversely affect the price at which the Issuer or its affiliates may be willing to purchase the securities in the secondary market, if any. In addition, the hedging activity of the Issuer or its affiliates may result in the Issuer or its affiliates receiving a profit from hedging, even if the value of the securities declines.

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THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Fund will affect the value of the securities more than any other single factor, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Fund;

•	supply and demand for crude oil;

•	the composition of the Fund;

•	the occurrence of certain events affecting the Fund that may or may not require an anti-dilution adjustment;

•	economic, financial, political and regulatory or judicial events that affect the Fund, the Oil Interests underlying the Fund or the commodities markets or markets generally;

•	interest rates and yields in the market generally and in the markets of the Oil Interests underlying the Fund;

•	the time remaining to the maturity of the securities;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity, equity derivative, commodity and commodity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Fund and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Fund on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Fund. By

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introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE FUND SHARES TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Fund to which the securities are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Final Price of the Fund and Payment at Maturity or Redemption Amount upon an Automatic Call based on the Closing Price. The calculation agent can postpone the determination of the Closing Price if a market disruption event occurs on any of the Call Dates or the Final Valuation Date.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

United States Oil Fund, LP

We have derived all information contained in this term sheet regarding the United States Oil Fund, LP, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, United States Commodity Funds, LLC (formerly known as Victoria Bay Asset Management, LLC) (the “General Partner”). The Fund is an investment portfolio managed and controlled by the General Partner. The General Partner is a single member limited liability company formed in Delaware on May 10, 2005, that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association. The General Partner is the investment advisor to the Fund. The Fund trades on the New York Stock Exchange Arca (“NYSE Arca”) under the ticker symbol “USO.”

Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located by reference to SEC file numbers 333-153310 and 001-32834, respectively, through the SEC’s website at http://www.sec.gov. The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder. For additional information regarding the Fund and the General Partner, please see the Prospectus, dated June 11, 2012. In addition, information about the Fund may be obtained from other sources including, but not limited to, the Fund website at www.unitedstatesoilfund.com.

The Fund is designed to track the movements of West Texas Intermediate (“WTI”) light, sweet crude oil. The investment objective of the Fund is for the daily changes in percentage terms of its units’ net asset value (“NAV”) to reflect the daily changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the changes in the price of the futures contract for light, sweet crude oil traded on the New York Mercantile Exchange (the “Benchmark Oil Futures Contract”) that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contract that is the next month contract to expire, less the Fund’s expenses. The Fund invests in futures contracts for light, sweet crude oil, other types of crude oil, heating oil, gasoline, natural gas and other petroleum-based fuels that are traded on the NYMEX, ICE Futures or other U.S. and foreign exchanges (collectively, “Oil Futures Contracts”) and other oil interests such as cash-settled options on Oil Futures Contracts, forward contracts for oil, cleared swap contracts and over-the-counter transactions that are based on the price of crude oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing (collectively, “Other Oil-Related Investments”). The Fund seeks to achieve its investment objective by investing in a combination of Oil Futures Contracts and Other Oil-Related Investments such that daily changes in its per unit NAV, measured in percentage terms, will closely track the daily changes in the price of the Benchmark Oil Futures Contract, also measured in percentage terms. The General Partner believes the daily changes in the price of the Benchmark Oil Futures Contract have historically exhibited a close correlation with the daily changes in the spot price of light, sweet crude oil. The General Partner is responsible for investing the assets of the Fund in accordance with the objectives and policies of the Fund.

The information above was compiled from the Fund website. Information contained in the Fund website is not incorporated by reference in, and should not be considered a part of this term sheet.

Historical Information

The following graph sets forth the historical performance of the Fund based on the daily Fund closing prices from June 27, 2007 through June 27, 2012. The Fund closing price on June 27, 2012 was $30.20. We obtained the Fund closing prices below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Fund on the Call Dates or the Final Valuation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the securities of up to 0.25% or $2.50 per $1,000 Face Amount of securities. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

         DBSI, the agent for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.